UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 1-8514
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
M-I RETIREMENT PLAN
P.O. BOX 42842
HOUSTON, TX 77242-2842
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Smith International, Inc.
411 North Sam Houston Parkway, Suite 600
Houston, Texas 77060

Index to Financial Statements and Supplementary Information

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5

Notes to Financial Statements	6

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2006	11

Exhibit:

23.1 — Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
M-I Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the M-I Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Administrative Committee. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, for the years ended December 31, 2006 and 2005.
DELOITTE & TOUCHE LLP
Houston, Texas
June 28, 2007

M-I RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value	$338,527,263	$281,806,442

Receivables-
Company contributions	13,397,682	8,128,607
Participant contributions	1,115,875	1,322

Total receivables	14,513,557	8,129,929

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	353,040,820	289,936,371

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	293,125	386,174

NET ASSETS AVAILABLE FOR BENEFITS	$353,333,945	$290,322,545

The accompanying notes are an integral part of these financial statements.

M-I RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Income -
Interest and dividend income	$18,006,616
Net appreciation in fair value of investments (Note 6)	20,608,409

Net investment gain	38,615,025

Contributions-
Company, net of forfeitures	20,869,645
Participant	16,968,593
Rollover	1,755,854

Total contributions	39,594,092

Total additions	78,209,117

DEDUCTIONS:
Benefits paid to participants	14,482,823
Administrative expenses	106,032
Transfers to other plans, net	608,862

Total deductions	15,197,717

Net increase	63,011,400

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	290,322,545

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$353,333,945

The accompanying notes are an integral part of this financial statement.

M-I RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS
The following description of the M-I Retirement Plan (the “Plan”) provides only general information about the Plan’s provisions in effect for the plan year ended December 31, 2006. Participants should refer to the Plan document for a more complete explanation of the Plan’s provisions.
General and Eligibility
The Plan is a defined contribution plan of M-I LLC (the “Company”). The Company is a majority-owned subsidiary of Smith International, Inc. (“Smith”). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of the date the employee completes 30 days of continuous active service and the date on which the employee attains the age of 18.
Administration and Trustee
The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan’s operations are monitored by an administrative committee (the “Administrative Committee”) which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company (“Vanguard Trust” or the “Trustee”) is the trustee of all investments held by the Plan.
Contributions
The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the “Code”). Employees who are eligible to participate in the Plan and who do not affirmatively elect to 1) not make elective contributions or 2) defer another designated percentage as an elective contribution, will be deemed to have made an automatic elective contribution of three percent of base compensation. At its discretion, the Company may make basic, matching and in certain cases, discretionary matching contributions to each participant’s account under the Plan. Participants are eligible to receive a basic contribution equal to three percent of qualified compensation, and a full match on employee contributions of up to 1 1/2 percent of qualified compensation. In addition, the Company may provide discretionary profit-sharing contributions and discretionary profit-sharing matching contributions based upon financial performance to participants who are employed by M-I LLC on December 31.
Vesting
Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65, participants become fully vested in Company contributions and related earnings.
The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith, Wilson International, Inc., a wholly-owned subsidiary of Smith, and the Company.

In connection with the purchase of business operations, the Company may elect to amend the Plan to give past service credit to former employees of the acquired operations who become employees of the Company.
Investment Options
Participants have the option of investing their contributions and the Company’s basic, matching and discretionary contributions among one or all of the available investments, including Smith common stock, 24 registered investment company funds and a common/collective trust offered by the Vanguard Group of Investment Companies. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including Smith common stock, at any time, subject to certain limitations.
Administrative Expenses
The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.
Plan Termination
The Company intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.
Loans
Participants may borrow from their accounts no more than twice annually, provided that they have no more than two outstanding loans, subject to terms specified by the Plan document. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.
Withdrawals and Forfeitures
A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by Plan management and limited to the participant’s vested account balance.
In the event that a participant terminates employment with the Company, the participant’s vested balances will be distributed at the participant’s election or distributed if the account balance is less than $5,000. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination and may be used to reduce the Company’s contributions and pay Plan expenses. During 2006, forfeitures of $603,727 and $96,514 were used to reduce the Company’s contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2006 and 2005, totaled $44,759 and $15,545, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been converted to an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements
In December 2006, the Financial Accounting Standards Board issued Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), which requires investment contracts held by a defined contribution plan to be reported at fair value in the statement of net assets available for benefits. An adjustment for fully benefit-responsive investment contracts from fair value to contract value is also required to reflect the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan adopted the FSP requirements effective December 31, 2006. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The common/collective trust, which contains fully benefit-responsive investment contracts, is stated at fair value based on the value of the underlying investments and is expressed in units and is then adjusted by the issuer to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issue or otherwise. The crediting interest rates were 4.8 percent and 4.0 percent at December 31, 2006 and 2005, respectively. The average yield for the year ended December 31, 2006 was 4.3 percent. The Smith stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.
Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for plan benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sales are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.
Participant Account Valuation
The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant’s account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant’s account balance in each fund, after reducing the participant’s account for distributions, if any.
Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for plan benefits and is allocated to participants’ accounts based upon each participant’s proportionate share of assets in each investment fund.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on January 21, 2003, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter and has been submitted to the IRS in January 2007 for a new determination letter for all amendments made effective through January 1, 2006. As of the date of this filing, the IRS has not made a determination regarding the amended Plan.
The Administrative Committee believes the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.
4. RISKS AND UNCERTAINTIES
The Plan provides for various investments in registered investment company funds, a common/collective trust and Smith common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. Historically, the investment mix has remained relatively consistent. The allocation of total Plan assets by investment type at December 31, is as follows:

	2006	2005
Balanced Funds (Stocks and Bonds)	39.1%	38.4%
Domestic Stock Funds	26.4	27.7
Smith International, Inc. common stock	11.7	10.5
Stable Value Fund	9.1	10.5
International Stock Funds	3.9	2.7
Money Market Fund	3.6	3.4
Participant loans	3.5	3.8
Bond Funds	2.7	3.0

	100.0%	100.0%

5. RELATED-PARTY TRANSACTIONS
The Plan invests in shares of common stock of Smith. As Smith is the majority owner of the sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds and a common/collective trust fund managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

6. INVESTMENTS
Individual investments, which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

	2006	2005
Vanguard Wellington Fund	$115,214,242	$95,256,553
Smith International, Inc. common stock	39,646,289	29,622,018
Vanguard PRIMECAP Fund	39,064,468	35,808,859
Vanguard Retirement Savings Trust	30,754,929	29,669,171
Vanguard Windsor Fund	25,445,380	22,277,475
Vanguard 500 Index Portfolio Fund	19,265,939	16,071,812
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2006
Balanced funds	$7,780,796
Equity funds	7,276,293
Smith International, Inc. common stock	5,551,320

$20,608,409

7. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2006:

Net assets available for benefits per financial statements, contract value	$353,333,945
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(293,125)

Net assets available for benefits per Form 5500, fair value	$353,040,820

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2006:

Increase in net assets available for benefits per financial statements	$63,011,400
Less: Adjustment from contract value to fair value	(293,125)

Increase in net assets available for benefits per Form 5500	$62,718,275

M-I RETIREMENT PLAN
EIN: 76-0596553
FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment, Including Maturity
	Borrower,	Date, Rate of Interest,
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
*	Vanguard Group	Vanguard Wellington Fund	**	$115,214,242
*	Smith International, Inc.	Smith International, Inc. common stock	**	39,646,289
*	Vanguard Group	Vanguard PRIMECAP Fund	**	39,064,468
*	Vanguard Group	Vanguard Retirement Savings Trust	**	30,461,806
*	Vanguard Group	Vanguard Windsor Fund	**	25,445,380
*	Vanguard Group	Vanguard 500 Index Portfolio Fund	**	19,265,939
*	Vanguard Group	Vanguard International Growth Fund	**	13,340,453
*	Vanguard Group	Vanguard Prime Money Market Fund	**	12,323,106
*	The Plan	Participant loans (highest and lowest interest rates are 10.00% and 4.00%, respectively)	**	12,000,183
*	Vanguard Group	Vanguard Target Retirement 2015 Fund	**	7,008,188
*	Vanguard Group	Vanguard Long-Term Investment Grade Fund	**	5,265,541
*	Vanguard Group	Vanguard Target Retirement 2025 Fund	**	4,146,562
*	Vanguard Group	Vanguard Extended Market Index Fund	**	3,688,166
*	Vanguard Group	Vanguard Target Retirement 2035 Fund	**	2,732,532
*	Vanguard Group	Vanguard Explorer Fund	**	2,150,091
*	Vanguard Group	Vanguard Total Bond Market Index Fund	**	1,841,825
*	Vanguard Group	Vanguard Target Retirement 2005 Fund	**	1,209,012
*	Vanguard Group	Vanguard Target Retirement 2045 Fund	**	1,065,830
*	Vanguard Group	Vanguard Intermediate-Term Treasury Fund	**	966,110
*	Vanguard Group	Vanguard Long-Term Treasury Fund	**	686,620
*	Vanguard Group	Vanguard Short-Term Treasury Fund	**	366,723
*	Vanguard Group	Vanguard Target Retirement Income Fund	**	284,577
*	Vanguard Group	Vanguard Target Retirement 2020 Fund	**	185,396
*	Vanguard Group	Vanguard Target Retirement 2030 Fund	**	65,979
*	Vanguard Group	Vanguard Target Retirement 2040 Fund	**	43,150
*	Vanguard Group	Vanguard Target Retirement 2010 Fund	**	36,840
*	Vanguard Group	Vanguard Target Retirement 2050 Fund	**	22,255

		Total investments		$338,527,263

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2007	M-I RETIREMENT PLAN

	By:	Administrative Committee for the M-I Retirement Plan

	By:	/s/ W. Frank Richter

W. Frank Richter, Member

	By:	/s/ Malcolm W. Anderson

Malcolm W. Anderson, Member

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm